Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

Financial Information Press Contact:

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

(404) 264-5477

American Software, Inc. Commences Tender Offer to Acquire

Remaining Public Minority Stake in Logility, Inc.

ATLANTA, (May 22, 2009) American Software, Inc. announced today that it is commencing a cash tender offer for all of the outstanding publicly held minority interest in Logility, Inc. (NASDAQ:LGTY) for $7.02 per share in cash. This price represents premiums of approximately 40% and 52% when compared, respectively, to the $5.00 closing price and $4.61 10-day volume weighted average trading price on March 18, 2009, the last trading day prior to the date we announced our intention to make the tender offer. American Software currently owns approximately an 88% equity interest in Logility. If upon expiration of the tender offer American Software owns 90% of Logility’s equity, Logility would become a wholly-owned subsidiary of American Software.

“Full ownership of Logility will allow us to fully realize cost synergies and improve operational efficiencies by reducing complexity and eliminating duplication in finance and accounting functions,” said James C. Edenfield, President and Chief Executive Officer of American Software. “These cost synergies, when combined with access to all of Logility’s cash flow, will significantly benefit American Software in the future.”

American Software’s only interest is in acquiring the shares of Logility held by the minority shareholders and it has no interest in disposing of its controlling interest in Logility. American Software is making its offer to purchase directly to public shareholders to acquire the portion of Logility it does not already own by means of a tender offer. The transaction will be financed with cash on hand.

“American Software’s tender offer provides Logility’s shareholders with an excellent opportunity to obtain liquidity at a premium to the share price on March 18, the last trading day before we announced our intention to commence a tender offer,” Edenfield added. “Shareholders will additionally benefit from the quick receipt of cash payment that the tender offer structure allows.”

Following American Software’s announcement that it intended to engage in this tender offer, Logility’s Board of Directors formed a special committee consisting of independent directors to consider and evaluate the tender offer. Logility has informed American Software that the Logility special committee will recommend that shareholders accept the tender offer and tender their shares pursuant to the tender offer. Directors of Logility affiliated with American Software did not participate in the evaluation of the proposal.

The tender offer is scheduled to expire on June 22, 2009. American Software’s obligation and right to purchase shares at the expiration of the tender offer is subject to the satisfaction of several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires shares that constitute at least a majority of the outstanding shares not owned by American Software or our affiliates or the directors and executive officers of American Software and Logility (other than directors of Logility who constitute the special committee of independent directors formed to consider the offer). If the tender offer is consummated, American Software will own shares that constitute at least 90% of the outstanding Logility shares when combined with shares that we already own. After consummation of the tender offer, American Software will promptly cause Logility to consummate a short-form merger in which all shares held by any remaining shareholders will be converted into the right to cash equal to the tender price.

LOGILITY’S SHAREHOLDERS SHOULD READ CAREFULLY THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS (INCLUDING THE SCHEDULE 14D-9 TO BE FILED BY LOGILITY) WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE, WWW.SEC.GOV. IN ADDITION, SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THESE DOCUMENTS BY

CONTACTING AMERICAN SOFTWARE’S INFORMATION AGENT, D.F. KING & CO., INC., AT (800) 735-3591, OR BY DIRECTING A REQUEST TO: PATRICIA MCMANUS, INVESTOR RELATIONS COORDINATOR, AMERICAN SOFTWARE, INC., 470, E. PACES FERRY ROAD, ATLANTA, GEORGIA, 30305. PHONE: (404) 364-7615, OR FAX: (404) 264-5298.

About American Software

Headquartered in Atlanta, American Software develops, markets and supports one of the industry’s most comprehensive offerings of integrated business applications, including supply chain management, Internet commerce, financial, warehouse management and manufacturing packages. e-Intelliprise™ is an ERP/supply chain management suite, which leverages Internet connectivity and includes multiple manufacturing methodologies. New Generation Computing Inc. (NGC), a wholly-owned subsidiary of American Software, is a global software company that has 25 years of experience developing and marketing business applications for apparel manufacturers, brand managers, retailers and importers. Headquartered in Miami, NGC’s worldwide customers include Dick’s Sporting Goods, Wilsons Leather, Kellwood, Hugo Boss, Russell Corp., Ralph Lauren Childrenswear, Haggar Clothing Company, Maidenform, William Carter and VF Corporation. For more information about American Software, visit www.amsoftware.com or contact: Vincent C. Klinges, Chief Financial Officer, American Software, Inc., (404) 264-5477 or fax: (404) 237-8868.

About Logility

With more than 1,250 customers worldwide, Logility is a leading provider of collaborative supply chain planning solutions that help small, medium, large and Fortune 1000 companies realize substantial bottom-line results in record time. Logility Voyager Solutions feature performance monitoring capabilities in a single Internet-based framework and provide supply chain visibility; demand, inventory and replenishment planning; sales and operations planning; inventory and supply optimization; transportation planning and execution; and warehouse management. Demand Solutions provide forecasting, demand planning and point-of-sale analysis for maximizing profits in manufacturing, distribution and retail operations. Logility customers include Arch Chemicals, Avery Dennison Corporation, BP (British Petroleum), Leviton Manufacturing Company, McCain Foods, Pernod Ricard, Remington Products Company, Sigma Aldrich and VF Corporation. Logility is a majority-owned subsidiary of American Software (NASDAQ: AMSWA).

Forward-Looking Statements

Except for historical information contained in this press release, the statements made in this press release constitute forward-looking statements that are subject to substantial risks and uncertainties. There are a number of factors that could cause American Software to modify, delay, or suspend its tender offer for shares of Logility, including the following: changes in Logility’s stock price, changes in Logility’s operating results, general market conditions, changes in general economic conditions, including economic conditions within the e-commerce markets, new competition, and tax or regulatory requirements. Certain of these risk factors and other considerations are detailed in American Software’s Form 10-K for the year ended April 30, 2008 and other reports and documents subsequently filed with the Securities and Exchange Commission.

e-Intelliprise is a trademark of American Software, Logility is a registered trademark and Logility Voyager Solutions is a trademark of Logility, Demand Solutions is a registered trademark of Demand Management, and NGC is a registered trademark of New Generation Computing. Other products mentioned in this document are registered, trademarked or service marked by their respective owners.